SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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VIA EDGAR AND EMAIL

United States Securities and Exchange Commission Division of Corporation Finance Office of Merger & Acquisitions 100 F Street, N.E. Washington, D.C. 20549 Attention: Perry Hindin, Esq.

RE:	EngageSmart, Inc.

Schedule 13E-3 filed November 20, 2023

File No. 005-93328

Preliminary Proxy Statement on Schedule 14A filed November 20, 2023

File No. 001-40835

Dear Mr. Hindin:

I am writing on behalf of EngageSmart, Inc. (“EngageSmart”) in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated December 7, 2023 (the “Comment Letter”) with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission on November 20, 2023. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, EngageSmart is filing Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Securities and Exchange Commission

December 12, 2023

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed November 20, 2023

General

1.

We note that the registrant has requested confidential treatment for Exhibits (c)(ii), (c)(iii), (c)(iv), (c)(vi) and (c)(viii) to the Schedule 13E-3. We will review and provide comments on the request separately. All comments concerning the confidential treatment request must be resolved prior to mailing the proxy statement.

Response: EngageSmart respectfully acknowledges the Staff’s comment.

2.

In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c).

Response: In response to the Staff’s comment, EngageSmart has added the summarized financial information required by Item 1010(c) of Regulation M-A to page 139 of the Amended Preliminary Proxy.

*    *    *    *    *

Securities and Exchange Commission

December 12, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4816.

Sincerely,

/s/ Laura Knoll
Laura Knoll

cc:	Scott Semel, EngageSmart, Inc.

Graham Robinson, Skadden, Arps, Slate, Meagher & Flom LLP

Chadé Severin, Skadden, Arps, Slate, Meagher & Flom LLP

Daniel E. Wolf, P.C., Kirkland & Ellis LLP

David M. Klein, P.C., Kirkland & Ellis LLP

Lee M. Blum, Kirkland & Ellis LLP

Stuart E. Casillas, P.C., Kirkland & Ellis LLP

Ari Levi, Kirkland & Ellis LLP

Matthew W. Abbott, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Cullen L. Sinclair, Paul, Weiss, Rifkind, Wharton & Garrison LLP